Exhibit 99.1

December 3, 2019
Dear KBS REIT II Stockholder:
On November 13, 2019, KBS Real Estate Investment Trust II, Inc.’s (the “REIT”) board of directors approved an updated estimated value per share of the REIT’s common stock of $3.79. This estimated value per share is based on the estimated value of the REIT's assets less the estimated value of the REIT's liabilities, or net asset value, divided by the number of shares outstanding, all as of September 30, 2019, except for certain items discussed in the REIT’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2019 (“the Valuation 8-K”) for which estimated values were adjusted subsequent to September 30, 2019.1
This represents a decrease from the December 2018 estimated value per share. In June 2019, the December 2018 estimated value per share was adjusted solely for a $0.45 per share special distribution paid in June 2019 to stockholders of record as of the close of business on June 17, 2019, resulting in an estimated value per share of $4.50 effective as of June 17, 2019. The further decrease in share value was largely attributable to the decrease in property values at the Campus Drive Properties and Union Bank as discussed further below.
Portfolio Update
Campus Drive Properties, Florham Park, New Jersey
The Campus Drive Properties are currently under contract to sale and for purposes of determining the estimated value per share, these properties were valued at the contractual sales price less estimated closing credits. The value declined $56.3 million from the December 2018 appraised value due to various reasons. Despite renovations to modernize the park, the addition of ample amenities and creative connectivity to rail via a proprietary shuttle service, certain institutional investors that would have previously been in the market for this asset have either too much exposure in suburban office or have moved away from suburban properties and thus did not pursue the asset. Additionally, the asset is too large for small and mid-sized investors, who otherwise like the asset, but are unable to put the funds together without an institutional partner. As a result, there was a small buyer pool for the properties and the offer pricing was well below the 2018 appraised value. A buyer for the properties has been selected and has entered a purchase and sale agreement to acquire the properties. We anticipate the sale to close no later than January 31, 2020.
Union Bank, Los Angeles, California
The estimated value of Union Bank declined $15.0 million from the December 2018 appraised value, despite spending approximately $15.0 million in capital expenditures to improve the property. The primary reason for the decline in value is due to Union Bank downsizing more than previously anticipated in connection with the recently executed lease amendment to extend their lease, as well as the cost of building and tenant improvements being higher than previously anticipated. The REIT has launched a renovation plan, which will include renovations of the main lobby and common areas, renovations to Coral Tree Plaza and construction of a retail pavilion. The plans have been presented to the local market and brokerage community, and it is hoped that these plans bring the property to a more modern and competitive standard resulting in significant new leasing and stabilization of the property in 2020.
District | 237 (formerly Corporate Tech Centre), San Jose, California
District | 237 was rebranded and repositioned in early 2019 and consists of five buildings ranging in size from 46,000 square feet to 100,000 square feet. The goal is to execute a series of strategic renovations such as creating large collaborative open work spaces, adding a tenant amenity package, renovating the lobbies and other interior spaces, and updating the landscaping, in order to create a campus environment for one large tenant or multiple tenants with their own individual building. During 2019, the REIT executed two full-building leases at District | 237 and is currently negotiating a lease with a large company for two of the other buildings.
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1 For more information on the estimated value per share, including a full description of the limitations, methodologies and assumptions used to value the REIT’s assets and liabilities, and used in the calculation of the estimated value per share, see the Valuation 8-K. In addition, you can view the November 2019 Valuation Presentation online at kbs-cmg.com, by clicking on "View Offering” under “KBS Real Estate Investment Trust II.”

800 Newport Center Drive, Suite 700, Newport Beach, CA 92660 | Tel 949.417.6500

San Jose remains a popular location, within the greater Silicon Valley, for growing technology businesses looking to capitalize on a young talent pool. The planned renovations of the property put it at the center of this growth market and offers the potential to add great value to a well-located property with exceptional frontage on Highway 237. The property is within 10 minutes of San Jose’s Minetta International Airport and 15 minutes of the San Jose Central Business District.
Granite Tower, Denver, Colorado
In Q4 2018, the REIT signed a lease extension with Anadarko Petroleum Corp. for 295,743 square feet for 12 years, which extends their lease expiration to April 30, 2033. In conjunction with the lease, the REIT committed to make thoughtful and forward-thinking renovations to the building and add market-responsive tenant amenities. The renovations are expected to be completed in June 2020. Highlights will include a new amenity floor which will span the entire third level of the building and will feature an open lounge and outdoor deck overlooking downtown Denver, a bright and transparent architectural pavilion which will expand the main lobby and ground-floor common areas and upgraded outdoor gathering spaces.
Final Remarks
Looking forward at the rest of 2019 and into 2020, the REIT will be focused on continuing to strategically sell assets and paying special distributions, negotiating lease renewals or new leases to enhance property stability for prospective buyers and completing renovations or amenity enhancements in order to attract quality buyers. In November 2019, the REIT’s board of directors and a committee composed of independent directors (the “Special Committee”) each unanimously determined (i) that a liquidation of the REIT pursuant to a plan of complete liquidation and dissolution of the REIT on terms described in the REIT’s definitive proxy statement that will be filed with the SEC and sent or given to stockholders (the “Plan of Liquidation”) is in the REIT’s best interest and the best interest of its stockholders and (ii) that the terms of the Plan of Liquidation are fair to the REIT’s stockholders, advisable and in the stockholders’ best interest. The REIT currently estimates that if the Plan of Liquidation is approved by the REIT’s stockholders and the REIT is able to successfully implement the plan, the net proceeds from liquidation and, therefore, the amount of cash that stockholders would receive for each share of the REIT’s common stock that they then hold, would range between approximately $3.40 and $3.83 per share. In connection with the approval of the Plan of Liquidation, the REIT’s board of directors determined to cease paying regular monthly distributions. Going forward the REIT expects to pay liquidating distributions to its stockholders during the liquidation process and to pay the final liquidating distribution after it sells all of its properties, pays all of its known liabilities and provides for unknown liabilities, which activities the REIT expects to complete within 24 months after stockholder approval of the Plan of Liquidation.
I look forward to providing you with future updates on the REIT’s initiatives. Thank you for your continued confidence and support.
Sincerely,
Charles J. Schreiber, Jr.
Chief Executive Officer

IMPORTANT DISCLOSURES
The information contained herein should be read in conjunction with, and is qualified by, the information in the REIT’s Annual Report on Form 10-K for the year ended December 31, 2018 (the “Annual Report”), Quarterly Report on Form 10-Q for the period ended September 30, 2019 (the “Quarterly Report”) and preliminary proxy statement filed with the SEC on November 15, 2019 (the “Preliminary Proxy Statement”), including the “Risk Factors” contained therein.
IMPORTANT INFORMATION FOR STOCKHOLDERS
ADDITIONAL INFORMATION AND WHERE TO FIND IT
On November 15, 2019, the REIT filed a Preliminary Proxy Statement and the REIT plans to file a definitive proxy statement for its Annual Meeting of Stockholders with the SEC. The definitive proxy statement will be sent or given to the REIT’s stockholders and will contain information about the proposals to be voted on by the REIT’s stockholders at the Annual Meeting of Stockholders, including information relating to the Plan of Liquidation referenced in this letter. This letter does not constitute a solicitation of any vote or proxy from any stockholder of the REIT. STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT CAREFULLY AND IN ITS ENTIRETY WHEN IT IS AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS OR MATERIALS FILED OR TO BE FILED WITH THE SEC OR INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSALS TO BE VOTED ON BY THE REIT’S STOCKHOLDERS AT THE ANNUAL MEETING OF STOCKHOLDERS. Stockholders will be able to obtain a copy of the definitive proxy statement and other relevant documents, including the REIT’s Annual Report on Form 10-K for the year ended December 31, 2018 (which will be sent or given to the REIT’s stockholders with the definitive proxy statement), free of charge at the SEC’s website, www.sec.gov, on the Investor Information page of the REIT’s website at www.kbsreitii.com, by directing a request by mail to KBS Capital Markets Group Investor Relations, 800 Newport Center Drive, Suite 700, Newport Beach, CA 92660, or by calling the Broadridge proxy help line at (844) 858-7384.
PARTICIPATION IN THIS SOLICITATION
The REIT, its directors and executive officers, KBS Capital Advisors LLC, the REIT’s external advisor (the “Advisor”) and the Advisor’s officers and employees may be deemed to be participants in the solicitation of proxies from the REIT’s stockholders with respect to the proposals to be voted on at the Annual Meeting of Stockholders, including the Plan of Liquidation. Information regarding the REIT, its directors and executive officers and the Advisor, including detailed information regarding the interests of such entities or persons in the solicitation, is included in the REIT’s Preliminary Proxy Statement and will be included in the definitive proxy statement in connection with the Annual Meeting of Stockholders. Stockholders may obtain the definitive proxy statement and other relevant documents free of charge as described above.

Forward-Looking Statements
Certain statements contained herein may be deemed to be forward-looking statements within the meaning of the Federal Private Securities Litigation Reform Act of 1995. The REIT intends that such forward-looking statements be subject to the safe harbors created by Section 21E of the Securities Exchange Act of 1934, as amended. These statements include statements regarding the intent, belief or current expectations of the REIT and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. The REIT undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. The REIT makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements. These statements are based on a number of assumptions involving the judgment of management.
As discussed in the Preliminary Proxy Statement, in connection with a review of potential strategic alternatives available to the REIT, the board of directors of the REIT has determined that it is in the best interest of the REIT and its stockholders to sell all or substantially all of the REIT’s properties and assets and liquidate and dissolve the REIT pursuant to the Plan of Liquidation. The Plan of Liquidation requires the affirmative vote of holders of shares of the REIT’s common stock entitled to cast a majority of all the votes entitled to be cast on the Plan of Liquidation proposal. If the Plan of Liquidation is approved by the REIT’s stockholders, there are many factors that may affect the amount of liquidating distributions ultimately paid to the REIT’s stockholders, including, among other things, the ultimate sale price of each asset, changes in market demand for office properties during the sales process, the amount of taxes, transaction fees and expenses relating to the liquidation and dissolution, and unanticipated or contingent liabilities that could arise. No assurance can be given as to the amount or timing of liquidating distributions the REIT will ultimately pay to its stockholders. If the REIT underestimated its existing obligations and liabilities or if unanticipated or contingent liabilities arise, the amount of liquidating distributions ultimately paid to the REIT’s stockholders could be less than estimated.
Actual events may cause the value and returns on the REIT’s investments to be less than that used for purposes of the REIT’s estimated NAV per share and estimated net proceeds from liquidation. With respect to the estimated NAV per share, the appraisal methodology used for the appraised properties assumes the properties realize the projected net operating income and expected exit cap rates and that investors would be willing to invest in such properties at yields equal to the expected discount rates. Though the appraisals of the appraised properties, with respect to CBRE, and the valuation estimates used in calculating the estimated value per share, with respect to the Advisor and the REIT, are the respective party’s best estimates as of September 30, 2019 and November 13, 2019, as applicable, the REIT can give no assurance in this regard. Even small changes to these assumptions could result in significant differences in the appraised values of the appraised properties, the estimated value per share and the estimated net proceeds from liquidation. The statements herein also depend on factors such as: future economic, competitive and market conditions; the REIT’s ability to maintain and/or improve occupancy levels and rental rates at its real estate properties; the REIT’s ability to sell its real estate properties at the times and at the prices it expects; the REIT’s ability to successfully negotiate modifications, extensions or any needed refinancing of its debt obligations; and other risks identified in Part I, Item 1A of the REIT’s Annual Report, in Part II, Item 1A of the Quarterly Report and in the Preliminary Proxy Statement.

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